FORCE PROTECTION VIDEO EQUIPMENT CORP.

140 Iowa Lane

Suite 102

Cary, NC 27511

(919) 780-7897

January 6, 2017

Charlie Guidry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Force Protection Video Equipment Corp.

Registration Statement on Form S-1

Filed October 11, 2016

File No. 333-214046

Dear Mr. Guidry:

The following responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated November 9, 2016 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Force Protection Video Equipment Corp.  (the “Company”). All capitalized terms not specifically defined herein shall have the meaning assigned to such terms as set forth in the Registration Statement. This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and following each comment, sets forth the Company’s response.

General

1.

In addition to the shares registered in this filing, we note that between March and August of this year you issued RDW 118,354,107 shares of common stock, which is approximately 71% of your current non-affiliate public float. And, when combined with the shares registered in this filing, this percentage increases to 76%. We also note that RDW is contractually limited to a 4.99% or less ownership stake and that RDW is not listed in the beneficial owner table, on page 37. Consequently, we assume that RDW sold at least 95% of the 118,354,107 shares into the market in the previous eight months, only 2,415,000 of which were in registered in your most recent registration statement.

The short time frame of the sales and the large percentage of your non-affiliate public float the shares represent, especially when combined with the shares registered in this filing, raise questions about whether RDW is acting on your behalf. If RDW is so acting, then this filing cannot be conducted as an at-the-market offering because the securities are not qualified to be registered on Form S-3. Please fix the price of this offering. See Securities Act Rule 415(a) (4) for additional guidance.

Alternatively, tell us why, given your recent history with RDW, RDW is not acting on your behalf in connection with this offering. Your analysis should include an application of Securities Act Rules Compliance and Disclosure Interpretations No. 612.09 to your facts.

Response:

We addressed this comment in our previous correspondence to the SEC dated November 21, 2016 and have been informed that our explanation was satisfactory.

Risk Factors

Risks Related to the RDW Financing and our Common Stock

Common Shares that we issue upon conversion of promissory notes ... , page 9

2.

In this risk factor, please supplement your discussion of the dilutive effect of conversion of the RDW Notes by providing an example of dilutive effect previous RDW transactions have had, including the total number of shares not only registered, but issued, in connection with the your most recent registration statement, on Form S-I (333-209623).

Response:

We have added language as to the dilutive effect of the conversion of the previous RDW notes which include the total number of shares which were registered as well as the additional shares which were issued but not registered.

Selling Security Holders, page 18

3.

Please confirm the amount of time, if any, that has passed since RDW completed the resale of substantially all of the securities registered in your most recent registration statement, on Form S-1 (333-209623), which went effective on March 11, 2016. If RDW has yet to complete the resale, in the last paragraph of this section, please disclose the number of registered shares that continue to be held by RDW.

Response:

We have been informed by RDW that it completed the resale of the securities registered in the Form S-1 (333-209623) on or before April 12, 2016.

4.

In the last paragraph of this section, please provide an estimate of the number of shares that the unpaid principal and interest would convert into. Assume for the purposes of this calculation that all unpaid amounts convert, at the required discounts, using the same recent share price you quote in the note on page 4.

Response:

We have added disclosure that provides an estimate of the number of shares of common stock that the unpaid principal and interest would convert into. In determining this number, we have assumed that all unpaid amounts convert at the required discounts.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

∙

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

∙

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

∙

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Paul Feldman

          Paul Feldman, President

{00824394.DOC;2 }